50 3/8/04

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

SECURIT 04004408 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYNDYN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4545 FULLER DRIVE SUITE 101
(No. and Street)

IRVING (City) TX (State) 75038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN HEAD 972-870-8709
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT & MALTBY, LLC
(Name – *if individual, state last, first, middle name*)

660 LINTON BLVD. #207 (Address) DELRAY BEACH (City) FL (State) 33444 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 26 2004
WASH, D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN HEAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYNDYN SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Head
Signature

President
Title

Janice Mecca
Notary Public

OFFICIAL SEAL
Janice Mecca
State of Texas
My Commission Expires
September 16, 2006

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Managers and Members
Brundyn Securities, Inc.

We have audited the accompanying balance sheet of Brundyn Securities, Inc as of December 31, 2003 and the statements of Income and Cash Flows for the year than ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brundyn Securities, Inc. as of December 31, 2003 and the statements of income and cash flows for the year than ended. in conformity with accounting principles generally accepted in the United States of America..

Delray Beach, Florida
February 17, 2004

BRUNDYN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 85,118
Deposit with Clearing Organization	25,000
Receivables from Clearing Organizations	22,515
Prepaid	1,840
TOTAL ASSETS	$134,473

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ 20,291
Due to Related Parties	19,237
TOTAL LIABILITIES	$ 39,528
STOCKHOLDERS' EQUITY	
Common Stock, $0.01 Par Value, 1000 Shares Authorized , 250 Shares Issued and Outstanding	2
Additional Paid in Capital	188,998
Retained Earnings - Deficit	(94,055)
TOTAL STOCKHOLDERS' EQUITY	$ 94,945
TOTAL LIABILITIES AND MEMBERS' EQUITY	$134,473

BRUNDYN SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Commission Income	$ 163,024
EXPENSES	
Employee Compensation and Benefits	26,778
Commission Expense	125,453
Clearing Costs	4,036
Professional Fees	62,493
Occupancy	8,000
Other Expenses	1,669
TOTAL EXPENSES	$ 228,429
NET LOSS	$ (65,405)
Retained Earnings - Deficit – Beginning	$ (28,650)
Retained Earnings - Deficit - Ending	$ (94,055)

The Accompanying Notes Are an Integral Part of These Financial Statements

BRUNDYN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (65,405)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	-0-
Changes in Operating Assets and Liabilities:	
Prepaid	(1,840)
Clearing Deposit	(25,000)
Accounts Receivable	(22,515)
Accounts Payable and Accrued Expenses	19,772
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (94,988)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contributions	$ 89,000
Amounts Due to (from) Related Party, Net	(8,338)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$ 80,662
Net Increase (Decrease) in Cash	(14,326)
Cash-Beginning of Period	$ 99,444
Cash-End of Period	$ 85,118

BRUNDYN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE A THE COMPANY

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was organized in the state of Delaware on October 11, 2002.

The Company is a fully disclosed broker-dealer.

NOTE B SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

DUE TO RELATED PARTIES

These entities, related by common ownerships, have advanced monies on behalf of the Company.

NOTE C NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Capital Rules (SEC Rule 15.3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $94,945 which was $44,945 in excess of its required net capital of $50,000. The Company's net capital ratio was .42 to 1.

BRUNDYN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$ 94,945
Less: Nonallowable Assets	-0-
Net Capital	94,945
Net Capital Requirement	50,000
Net Capital in Excess of Requirement	$ 44,945

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement 6-2/3% of Aggregate Indebtedness	$ 2,637
Minimum Dollar Net Capital Requirement Introducing (Fully Disclosed) B-Ds that receive Customer Funds or Securities	$ 50,000
Net Capital Requirement = the Greater of 6-2/3% of Aggregate Indebtedness or $50,000	$ 50,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 39,528
Total Aggregate Indebtedness	$ 39,528